Exhibit 99.1

RELEVANT FACT

We announce that the Board of Directors Meeting of GERDAU S.A. held on January 25, 2010, resolved to authorize the Company to acquire shares of its own issue, in accordance with its bylaws and CVM Instructions 10/80 and 268/97.

Objective: for use solely in the Company’s Long-Term Incentive Program (Stock Options), by drawing cash from its existing profit reserves, with the Board of Executive Officers being responsible for establishing the number of shares and the opportune moment for each transaction.

Number of shares to be acquired: up to 1,200,000 preferred shares, representing approximately 0.19% of the preferred-share free float, which totaled 622,121,522 shares on December 31, 2009.

Acquisition period: the authorization will take effect on January 25, 2010, inclusive, and expire on February 3, 2010.

The transactions will be carried out on the Brazilian Stock Exchange (Bovespa) at market price, with Credit Suisse Brasil S.A. Corretora de Títulos e Valores Mobiliários, with offices at Av. Brigadeiro Faria Lima, 3.064 - 13º Andar — São Paulo — SP, acting as intermediary.

Rio de Janeiro, January 25, 2010

OSVALDO BURGOS SCHIRMER

Executive Vice President and

Investor Relations Officer